Filed by Thunder Bridge II Surviving Pubco, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge II Surviving Pubco, Inc.

and Thunder Bridge Acquisition II, Ltd.

(SEC File No. 333-252374)

THUNDER BRIDGE ACQUISITION II, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

**** IMPORTANT REMINDER ****

Dear Thunder Bridge Acquisition II, Ltd. Shareholder:

By now, you should have received your proxy materials for the 2021 Extraordinary General Meeting of Thunder Bridge Acquisition II, Ltd., which is scheduled to be held virtually, via live webcast, on June 9, 2021. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent.  If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Thunder Bridge Acquisition II, Ltd. and for taking the time to vote your shares.

Sincerely,

Gary A. Simanson

President and CEO

Filed by Thunder Bridge II Surviving Pubco, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge II Surviving Pubco, Inc.

and Thunder Bridge Acquisition II, Ltd.

(SEC File No. 333-252374)

Important Information and Where to Find It

In connection with the proposed business combination, on January 25, 2021, Thunder Bridge Acquisition II filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (SEC File No. 252374) (the “Form S-4”), which includes a proxy statement/prospectus, which was amended on March 23, May 4, May 10, and May 12, 2021. The Form S-4 was declared effective on May 14, 2021, and the definitive proxy statement/prospectus and other proxy materials have been mailed to Thunder Bridge Acquisition II’s shareholders of record as of the close of business on May 10, 2021. Before making any voting or investment decision, Thunder Bridge Acquisition II’s shareholders and other interested persons are urged to read the Form S-4, as amended, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge Acquisition II and the proposed business combination. The documents filed by Thunder Bridge Acquisition II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

indie Semiconductor and Thunder Bridge Acquisition II and their respective directors and executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge Acquisition II shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge Acquisition II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge Acquisition II’s directors and executive officers and their ownership of Thunder Bridge Acquisition II ordinary shares is set forth in Thunder Bridge Acquisition II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our intentions to merge with Thunder Bridge Acquisition II; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in Thunder Bridge Acquisition II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the delay in obtaining Nasdaq approval of the transaction; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge Acquisition II’s shareholders; and other risks and uncertainties indicated in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge Acquisition II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication except as required by law.